Robert H. Cohen, Esq.
212-801-6907
cohenr@gtlaw.com

August 13, 2008

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:                      Jim B. Rosenberg

Re:	HemoBioTech, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended March 31, 2008
File No. 000-51334

Dear Mr. Rosenberg

On behalf of HemoBioTech, Inc., a Delaware corporation (the “Registrant”), this letter is submitted in response to your letter dated August 6, 2008 (the “Comment Letter”) regarding the Registrant’s above referenced filings.

 Set forth below are the Registrant’s responses to the comment raised in the Comment Letter.  For the staff’s convenience, the staff’s comment has been restated below in bold type.

Exhibit 31.1 and 31.2

1.
We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K.  Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.  Additionally, with respect to the certifications applicable to your Form 10-K, please ensure that amended certifications reference the “annual report” rather than the “quarterly report” and reference Form 10-K rather than Form 10-KSB.

In response to the staff’s comment, the Registrant has amended its Form 10-K and Form 10-Q to revise its certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K, and, in the case of the certifications included as exhibits to the Form 10-K, to include references to the “annual report” rather than the “quarterly report” and to reference Form 10-K rather than Form 10-KSB.

*******

In accordance with the directive in the Comment Letter, the Registrant hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments concerning these filings or the materials transmitted herewith, or desire any further information or clarification in respect of Form 10-K or Form 10-Q, please do not hesitate to contact the undersigned by telephone at (212) 801-6907.

Thank you, in advance, for the Staff’s prompt attention to this filing.

Very truly yours,

/s/ Robert H. Cohen
Robert H. Cohen

cc:           Vanessa Robertson, Staff Accountant
Lisa Vanjoske, Assistant Chief Accountant
Arthur Bollon
Mark Rosenblum
Andrew H. Abramowitz